SEC File No. 82-34751

Elementis plc

Documents Furnished Under Cover of Letter Dated January 12, 2007

Number	Document Description	Document Number	Date of Document
1.	Regulatory News Service Notice	4237P	January 12, 2007

07020472

SUPPL

RECEIVED
2007 JAN 23 A 7:11

PROCESSED
JAN 2 5 2007
THOMSON
FINANCIAL

dw 1/23

SEC File No. 82-34751

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Subject News Alert: Elementis PLC - Holding(s) in Company

This Email Alert service is brought to you by Elementis

RNS Number:4237P
Elementis PLC
12 January 2007

Elementis PLC
12 January 2007

Elementis plc ("the Company")

The Company announces that it was notified on 11 January 2007 under Section 198 of the Companies Act 1985 that as at 8 January 2007 Barclays plc was interested in 23,186,787 Ordinary Shares of 5p each in the Company. These holdings represent 5.25% of the issued Ordinary Share capital of the Company as at 12 January 2007.

Kathryn Silverwood
Company Secretary
12 January 2007

END
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